UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of

February 2005

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F     X      Form 40 F

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2005-05 February 24, 2005

DESCRIPTION:

Queenstake Appoints Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                        (Registrant)

Date  February 24, 2005

By

                             “John F. (Jack) Engele” (signed)

                                        (Signature)

John F. (Jack) Engele, Vice President Finance

News Release 2005-5

February 24, 2005

TSX: QRL; AMEX: QEE

SEC file number 0-24096

QUEENSTAKE APPOINTS CHIEF FINANCIAL OFFICER

Denver, Colorado – February 24, 2005 – Queenstake Resources Ltd. (TSX: QRL; AMEX:QEE) announces that Eric H. Edwards has accepted the position of Vice President Finance and Chief Financial Officer. Eric has more than 25 years experience in gold mining as a financial executive with Kinross Gold Corporation, Viceroy Resources Corporation, Ivanhoe Mines Ltd and TVX Gold Inc.  Eric also has specific experience at Jerritt Canyon, where he worked as Operations Controller twelve years ago.  His experience ranges from financial leadership of prominent public companies to management of mine site controllers, operations analysis and audit and accounting issues.

Eric has hands on experience with Canadian and U.S. compliance and reporting, treasury responsibility and tax and risk management functions.  While with Ivanhoe Mines as Chief Financial Officer, Eric was instrumental in completing Ivanhoe’s IPO and debt financing to raise more than $350 million.  He is a graduate of the University of Utah Graduate School of Business with a Masters of Business Administration.

Queenstake Resources President Chris Davie said: “Eric has the ideal range of qualifications and experience to lead Queenstake’s financial team and we look forward to welcoming him as a key player in Queenstake’s future success.”

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the Jerritt Canyon District in Nevada, acquired in June 2003.  The Jerritt Canyon District consists of four underground mines, a 1.5 million ton per year capacity processing facility and a 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.  Jerritt Canyon has produced more than 7,000,000 ounces of gold since 1981.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

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